EXHIBIT (e)(11)

DATE

21 November 2003

PARTIES

(1)	BIORELIANCE LIMITED a company registered in Scotland (registered no. 122851) whose registered office is at Stirling University Innovation Park, Hillfoots Road, Stirling, FK9 4NF, United Kingdom (“the Company”); and

(2)	DIANA MORGAN, Ph. D., of 10 Ratho Drive, Cumbernauld, Glasgow, G68 0GG, United Kingdom. (“the Executive”)

OPERATIVE PROVISIONS

1.	INTERPRETATION

1.1	In this Agreement the following words and expressions shall have the following meanings:

“the Board” means the board of directors of the Company and, where applicable, any Group Company or the Corporation, as from time to time constituted or any duly appointed committee of the Board;

“the Company” means the Company of directors of the Company and, where applicable, any Group Company or subsidiary of the Company as from time to time constituted or any duly appointed committee of the Company;

“the Corporation” means Bioreliance Corporation a company incorporated in Delaware, USA, whose headquarters is at 14920 Broschart Road, Rockville, Maryland 20850 USA;

“Group Company” means any company which is a holding company of the Company or a subsidiary undertaking of the Company or of any such holding company (as such expressions are defined in sections 258, 259 and 736 Companies Act 1985);

“Termination Date” means the date of the termination of the employment of the Executive hereunder, howsoever caused.

1.2	In this Agreement (unless the context otherwise requires):

(A)	any reference to any statute or statutory provision shall be construed as including reference to any modification, re-enactment or extension of such statute or statutory provision for the time being in force or to any subordinate legislation made under the same;

(B)	any reference to a clause is to a clause of this Agreement;

(C)	the expression “directly or indirectly” means (without prejudice to the generality of the expression) either alone or jointly with or on behalf of any other person, firm or body corporate and whether on his own account or in partnership with another or others or as the holder of any interest in or as officer, employee or agent of or consultant to any other person, firm or body corporate.

1.3	The headings contained in this Agreement are for convenience only and do not form part of and shall not affect the construction of this Agreement or any part of it.

2.	APPOINTMENT

2.1	The Company hereby appoints the Executive and the Executive agrees to serve the Company as Vice President, Sales and Marketing.

2.2	As Vice President, Sales and Marketing, the Executive shall perform such duties as may be assigned to the Executive from time to time by the President and Chief Executive Officer or the Board, including, but not limited to the following: developing and executing plans toward attainment of current and long-range objectives, including achieving orders, revenue, revenue growth and income objectives, maximum return on invested capital, and quality, client satisfaction and employee development goals; developing financial plans and budgets; overseeing all reporting functions; co-ordinating activities with other vice presidents and supporting departmental directors; supporting Corporate activities including market and sales analyses, strategic planning, R&D planning and project selection, engagement and assessments of potential partners, and the like; supporting the evaluation and analysis of acquisition opportunities, if any, as may be identified from time to time by the President and Chief Executive Officer or the Board; helping develop and document novel or typical service programs, procedures, procedures and the like; meeting with clients, understanding their product and production methods and developing timely and cost-effective strategies acceptable to them and to various national regulatory authorities; helping design major projects and, as appropriate, assist in writing major project plans; closing key proposals; directing complex technical activities, in particular projects of significant scale and scope; solving challenging business and service problems; building client relationships; and anticipating follow-on client engagements.

3.	TERM AND NOTICE

3.1	The employment of the Executive shall commence on the date of this Agreement and, subject to the provisions of clause 16, continue thereafter unless and until terminated by:

(A)	the Company giving to the Executive not less than twelve months’ notice; or

(B)	the Executive giving to the Company not less than 90 days’ notice.

3.2	The Company reserves the right at any time, in its absolute discretion, to terminate the Executive’s employment by giving notice to the Executive that it intends to pay the Executive in lieu of his notice period. The payment shall consist of the Executive’s basic salary for the relevant period and under twelve-month circumstances shall be made in twelve equal monthly installments and shall be subject to deductions for tax and national insurance contributions as appropriate. Such payments will be reduced by any amount which the Executive earns through new employment. The Executive is obliged to inform the Company, its successors and assigns, in writing within ten calendar days of his acceptance of such new employment and include in this notice what his base compensation and expected start date are. For the relevant period, the Company will continue to pay premiums on behalf of the Executive and will continue to lease his company car until such time as the Executive obtains employment that provides similar benefits. The Executive agrees to accept any such payment in lieu of notice as being in full and final settlement of any claim she may have arising out of her employment, its termination and/or the resignation of any directorship save for any statutory claims that she may have.

3.3	The Company may make a payment pursuant to clause 3.2 regardless of whether and by whom notice under clause 3.1 has been given and in respect of the whole or the balance of the notice period which would otherwise be required under that clause.

3.4	For the avoidance of doubt, the right of the Company to make a payment in lieu of notice does not give rise to any right of the Executive to receive such payment.

3.5	For the purposes of the Employment Rights Act 1996, the Executive’s period of continuous employment with the Company commenced in February 1993.

4.	DUTIES

4.1	The Executive shall during the continuance of his employment:

(A)	faithfully and diligently perform those duties and exercises such powers consistent with them in relation to the business of the Company or of any Group Company as may from time to time be vested in or assigned to him by the Board;

(B)	well and faithfully serve the Company and any relevant Group Companies to the best of her ability and carry out her duties in a proper and efficient manner and use his bet endeavors to promote and maintain the interests and reputation of the Company;

(C)	work normal office hours of 9 a.m. to 5 p.m. together with such additional hours as the Company reasonably deems necessary for the proper performance of her duties, subject to a minimum of 35 hours per week on average in each year of the Executive’s employment. The Executive agrees for the purposes of the Working Time Regulations 1998 whenever necessary to work longer than 48 hours a week on average and to give 3 months’ notice of any revocation of such agreement;

(D)	perform her duties principally at the Stirling University Innovation Park, or at such other location as the Company shall reasonably require whether on permanent or temporary basis;

(E)	devote the whole of her working time, skill, ability and attention to the business of the Company;

(F)	in all respects conform to and comply with lawful directions and regulations given and made by the Board;

(G)	in all respects conform to and comply with relevant rules and/or codes issued by or on behalf of any Recognised Stock Exchange;

(H)	travel to such places (whether inside or outside the United Kingdom) in such manner and on such occasions and for such periods as the Board may from time to time reasonably require; and

(I)	if so required by the Board, perform her duties hereunder jointly with such other person or persons as the Board may from time to time reasonably require.

4.2	The Executive shall promptly disclose forthwith to the Company any and all information she has or acquires which relates or may relate to the business or any potential business of the Company, save that this obligation shall not apply to information supplied to the Executive under an obligation of confidentiality where it would be a breach of that obligation to disclose the information hereunder.

4.3	The Executive shall immediately upon the Company’s request supply any and all information which the Company may reasonably require in order to be able to comply with any statutory or regulatory provision or stock exchange rule or requirement, including for the avoidance of doubt the Listing Rules of the UK Listing Authority.

4.4	For the avoidance of doubt, subject always to the Executive retaining the same or a similar level of responsibility and authority, the Company may, in its absolute discretion, vary from time to time the functions and job title of the Executive.

5.	SALARY

5.1	The Company shall pay to the Executive by way of remuneration for her services under this Agreement an annual base salary of £75,000 (inclusive of any director’s fees payable to her by the Company) which shall accrue from day to day and shall be payable in equal monthly installments in arrears on the customary pay period of the Company (or pro rata where the Executive is only employed during part of the month)

5.2	The Company shall be entitled to deduct from any sums payable to the Executive (including salary):

(A)	all sums from time to time owed by the Executive to the Company howsoever arising; and

(B)	all appropriate deductions for income tax, employee national insurance contributions and all other statutory deductions due in respect of his salary and any other benefits provided to him by the Company.

6.	BONUS

The Executive may be entitled to participate in any discretionary performance bonus plan operated by the Company which terms are determined each year by the Board at its absolute discretion.

7.	CAR

7.1	The Company shall provide the Executive with a fully expensed lease motor car of a make and model commensurate, in the reasonable opinion of the Board, with her position for her business and personal use.

7.2	The Company shall bear the cost of insuring, testing, taxing, repairing, and maintaining such full expensed lease car.

7.3	The Executive shall:

(A)	take good care of the car, including arranging for its maintenance and procure that the provisions and conditions of any policy of insurance relating to the car are observed; and

(B)	comply with any reasonable directions and regulations of the Company for the time being in force relating to the company cars;

(C)	return the car, its keys and all associated documentation to the Company’s registered office immediately upon the termination for whatever reason of her employment under this Agreement (or at any other reasonable time, if so requested, for the purposes of inspection and/or maintenance). The Company shall be entitled to withhold any sums owing to the Executive on the termination of his employment until this obligation is complied with and if the Executive does not comply immediately with this clause she shall be required to account to the Company for any resulting losses;

(D)	not do anything which would or might void of prejudice any policy of insurance or hire/rental/leasing agreement taken out by the Company in respect of the Executive or the Car and shall promptly inform the Company of any matter which may need to be reported to the insurer (including without limitation if she loses her driver’s license and/or if she is involved in a road traffic accident, however minor and regardless of fault); and

(E)	be responsible for any fines incurred for motoring offences.

7.4	If the Executive loses her driver’s license, for whatever reason, or otherwise becomes unable legally to drive, the Executive shall promptly return the Car (together with keys and associated documentation) to the Company’s registered office and the Company shall have no obligation to provide the Executive with any company car nor any car allowance (or payment in lieu of this provision) for the duration of her inability to drive legally.

8.	STOCK OPTIONS

8.1	The Executive will be entitled to participate in the 1997 Incentive Plan (as amended and restated) or such share schemes as the Board may operate for employees of comparable status and upon such terms as the Board may from time to time determine.

8.2	The Executive shall have no claim against the Company or Group Company in connection with termination of her employment in relation to the provision of any agreement or otherwise which has the effect of requiring the Executive to sell or give up shares, securities, options or rights to acquire the same and/or which causes any such options or rights to lapse or reduce in value.

9.	EXPENSES

The Company shall reimburse the Executive all reasonable traveling, hotel and other out of pocket expenses properly incurred by her in or about the performance of her duties under this Agreement subject to her compliance with the Company’s then current guidelines, if any, relating to expenses and to the production, if required, of receipts, vouchers or other supporting documents.

10.	PENSIONS HEALTH LIFE AND MEDICAL INSURANCE

10.1	The Executive shall during her employment be entitled to participate in any:

(A)	arrangements for private medical treatment or medical health insurance with BUPA (which policy will also benefit the Executive’s wife); and

(B)	life assurance providing for a payment equal to four times basic salary pursuant to clause 5.1 for death in service

(together “Insurance Schemes”) operated from time to time by or for the Company for the benefit of employees of the Company or any Group Company of equivalent status to the Executive, subject to any applicable rules and conditions and subject to the Company’s right to terminate or substitute other scheme for such schemes or amend the scale, and level of benefits provided under the schemes. To the extent that there is any disparity between the rules and conditions of the relevant Insurance Scheme and the terms of this Agreement the relevant scheme rules and conditions shall take precedence. The company shall not have any liability to pay any benefit to the Executive (or any family member) under any Insurance Scheme unless it receives payment of the benefit from the insurer under the scheme and shall not be responsible for providing the Executive (or any family member) with any benefit under an Insurance Scheme in the event that the relevant insurer refuses for whatever reason to pay or provide or to continue to pay or provide that benefit to the Executive (or family member).

10.2	Any Insurance Scheme which is provided for the Executive is also subject to the Company’s right to alter the cover provided or any term of that scheme or to cease to provide (without replacement) the scheme at any time if in the opinion of the Board (after the Executive has been examined by a medical practitioner nominated by the insurers or by the Company) the state of health of the Executive is or becomes such that the Company is unable to insure the benefits under the scheme at the normal premiums applicable to a person of the Executive’s age.

10.3	During her employment hereunder the Company shall each month pay into such personal pension plan of the Executive as she shall direct an amount calculated (and accruing on a daily basis) at an annual rate equivalent to the amount paid by the Executive into her personal pension plan up to a maximum of 9 percent of the Executive’s salary for the time being payable under clause 5.1.

10.4	No contracting out certificate is in force in relation to this employment.

11.	ILLNESS AND KEY MAN INSURANCE

11.1	In the event of illness or other incapacity beyond his control as a result of which she is unable to perform his duties the Executive shall remain entitled to receive her salary in full for any continuous or aggregate period of thirteen weeks’ absence in any consecutive twelve month period subject to:

(A)	compliance with the Company’s procedures relating to sickness notification, statutory sick pay and self-certification to cover absence from work due to sickness or other incapacity and to the provision of medical certificates and/or (at the Company’s discretion) undergoing a medical examination by a doctor appointed by the Company. The Executive shall cooperate in ensuring the prompt delivery of such report to the Company and authorize his own medical practitioner to supply all such information as may be required by that doctor and, if so requested by the Company, authorize her medical practitioner to disclose to the Company her opinion of the Executive’s state of health;

(B)	a deduction (at the Company’s discretion) from her salary of an amount or amounts equal to any statutory sick pay or social security benefits to which the Executive is entitled;

(C)	a deduction (at the Company’s discretion) from her salary of an amount or amounts equal to any payment made to the Executive under any health insurance arrangements effected from time to time by the Company and/or any Group Company on her behalf.

11.2	The Executive hereby covenants with the Company on behalf of herself and her personal representatives at all times fully and effectively to comply with the terms of any insurance policy taken out by the Company or any Group Company on her life or in respect of her position as a director and/or officer of the Company and further undertakes (notwithstanding that this Agreement has been terminated or has come to an end) to co-operate fully with and assist the Company or any applicable Group Company in relation to any claim(s) made or to be made in connection with such insurance policy (including without limitation submitting to a medical examination).

11.3	Other incapacity for any continuous or aggregate period of thirteen weeks in any period of twelve months, notwithstanding any other provisions of this Agreement, the Company may terminate the Executive’s employment upon 13 weeks’ written notice to her and during that period the Executive shall not have any entitlement to receive her salary or any bonus payment but shall otherwise be entitled to her contractual benefits under this Agreement.

12.	OTHER BUSINESS INTERESTS

12.1	The Executive shall not during the continuance of her employment (whether during or outside working hours) without the prior consent in writing of the Board, be directly or indirectly engaged, concerned or interested in any business, profession or occupation other than the Company or any Group Company in accordance with the terms of this Agreement provided that nothing in this clause 12 shall prohibit the Executive form being:

(A)	the holder of not more than three per cent of any class of stock, shares or debentures or other securities in any company which is listed and/or dealt in on the London Stock Exchange or on the Alternative Investment Market of such stock exchange or other recognized investment exchange (as so declared pursuant to section 285 of the Financial Services and Markets Act 2000); or

(B)	interested as shareholder or director only in such companies as the Board from time to time agrees in writing, such agreement not to be unreasonably withheld or withdrawn so long as none of such interests of the Executive shall prejudice the business interests of the Company or of any Group Company and for so long as the Executive continues to comply with the provisions of clause 12.

12.2	The Executive shall not during the continuance of her employment (except with the prior written consent of the Board) introduce to any other person firm or company business of any kind which could appropriately be dealt with by the Company or any Group Company, nor shall he have any financial interest on or derive any financial benefit from any contracts made by the Company or any Group Company with any third party.

13.	HOLIDAYS

13.1	The Executive shall be entitled to 26 working days’ holiday (in addition to the normal bank and other public holidays) in each calendar year commencing on 1 January in each year (which shall accrue on a monthly basis) pro rata according to the number of days worked. Holidays shall be taken at such times as the Company shall consider most convenient having regard to the requirements of the Company’s business.

14.	CONFIDENTIAL AND BUSINESS INFORMATION, NON-COMPETITION

14.1	In addition to and without prejudice to the Executive’s common law obligations to keep information secret, by signing below, the Executive acknowledges his ongoing and continuing obligation to abide by the Confidentiality, Trade Secrets and Non-competition

Agreement that he executed on 6 September 1999 (“Trade Secrets Agreement”), which is attached hereto as Exhibit 1 and incorporated herein by references.

14.2	Notwithstanding the obligations and restrictions contained in this clause 14, nothing in this Agreement shall operate to prevent the Executive making a “protected disclosure” pursuant to the Part IVA of the Employment Rights Act of 1996.

14.3	The obligations of the Executive under this clause 14 shall continue to apply after the termination of the Executive’s employment (howsoever terminated).

15.	CHANGE OF CONTROL

15.1	Notwithstanding any other provision in this Agreement, if there is a Change of Control of the Corporation during the term of this Agreement, and within twelve months of the Change in Control either (1) the Executive is given notice of termination by the Company (other than pursuant to clause 16.2) or (2) the Executive’s responsibilities are significantly reduced, the Executive will be entitled to serve written notice on the Company terminating his employment forthwith and shall then be entitled to the compensation and benefits set forth below:

(A)	Base Compensation: The Company shall pay the Executive sixteen months of her then current base salary under clause 5.1. This compensation will be paid in two parts, as follows: (a) an initial lump-sum payment of eight months of base salary will be paid within ten working days of termination of employment and (b) beginning six months after termination of employment, equal monthly payments for eight months thereafter. This second payment in section (b) will be correspondingly reduced by any base compensation payments the Executive receives through new employment. The Executive is obligated to inform the Company, its successors and assigns, in writing within ten calendar days of her acceptance of such new employment and include in this notice what his base compensation and expected start date are. However, if the Executive’s base compensation at such new employment is equal to or exceeds her prior base salary at the Company, the Executive may simply confirm this fact in the notice in lieu of disclosing the actual new base compensation figure.

(B)	Stock Options: The disposition of any and all stock options granted by the Corporation to the Executive will be governed by the 1997 Incentive Plan (as amended and restated).

(C)	Bonus Compensation: The Company shall at its discretion pay to the Executive, within thirty calendar days of termination, any performance bonus to which the Board deem payable to the Executive, pro-rated to reflect the date of termination.

(D)	Medical Benefits: If the Executive elects to continue medical benefits coverage under the UK Company’s Private Healthcare program, the Company will pay the applicable premium for a period of the lesser of sixteen months or until such time as the Executive obtains other employment that provides private healthcare coverage, provided the Executive and any of his eligible dependants elect the UK

Company’s Private Healthcare program. This provision is otherwise subject to all applicable UK Company Private Healthcare program continuation requirements and does not alter the Company’s right to amend or terminate its medical plan.

(E)	Other Benefits: The Company will continue to provide other benefits current at the time of termination, e.g. fully expensed lease car, for a period of the lesser of sixteen months or until such time as the Executive obtains other employment that provides similar benefits.

15.2	“Change in Control” for purposes of this Agreement shall be deemed to have occurred if the Corporation is subject to an acquisition in accordance with Section 2.12(1) of the Corporation’s 1997 Incentive Plan (as amended and restated), which is attached hereto as Exhibit 2.

15.3	The privileges, compensation, and benefits set forth in this clause 15, survive the expiration of this Agreement as lone as there is a Change in Control as herein defined during the term of this Agreement.

15.4	All compensation paid by the Company pursuant to this clause will be subject to appropriate deductions of tax and national insurance.

16.	TERMINATION

16.1	If the Executive terminates her employment by giving notice pursuant to clause 3.1, the Executive shall only be entitled to base compensation through the last day actually worked as well as any bonus compensation for which the work period and performance criteria have been fully met. The Board may provide the Executive with additional compensation, if the Board in its discretion deems such additional compensation warranted.

16.2	The employment of the Executive may be terminated by the Company without notice or payment in lieu of notice if:

(A)	the Executive is guilty of willful misconduct or commits any serious or (having been given notice in writing) persistent breach or non-observance of any of her obligations to the Company or any Group Company (whether under this Agreement or otherwise);

(B)	the Executive refuses or neglects to comply with any lawful acts or directions given to him by the Board;

(C)	the Executive is guilty of any serious breach or non-observance of any of the provisions of this Agreement or directions of the Board or relevant rules and/or codes issued by or on behalf of any Recognized Stock Exchange or is guilty of any continued or successive breaches or non-observance of any of such provisions or directions in spite of written warning to the contrary by the Board;

(D)	the Executive is convicted of any criminal offence by a court of competent jurisdiction (other than a minor motoring offence for which a fine or other non-custodial penalty is imposed);

(E)	the Executive commits any act of theft or other dishonesty either at or outside work;

(F)	the Executive carries out or neglects to carry out any action which in the reasonable opinion of the board may seriously damage the interests of the Company or Group or willfully or negligently breaches any legislation or any regulation to which the Company or a Group Company may be subject which may result in any penalties being imposed on him or any directors of the Company or Group Company;

(G)	the Executive commits any act of deliberate discrimination or harassment on grounds of race, sex or disability;

(H)	the Executive has engaged in the unlawful use of narcotics;

(I)	the Executive has engaged in abusive use of alcohol to a degree, or in a manner, that would materially and adversely affect the performance of the Executive’s assigned work or degrade the reputation of the Company;

(J)	the Executive is guilty of any breach or non-observance of any of the terms of the Trade Secrets Agreement;

(K)	the Executive is adjudged bankrupt or enters into any composition or arrangement with or for the benefit of her creditors including a voluntary arrangement under this Insolvency Act 1986;

(L)	the Executive becomes of unsound mind or a patient for the purpose of any statute relating to the mental health;

(M)	the Executive is convicted of an offence under the Criminal Justice Act 1993 (or the Financial Services Authority becomes entitled to impose a penalty on the Executive pursuant to section 123 of the Financial Services and Markets Act 2000) or the Executive is otherwise convicted or found liable under any other present or future statutory enactment or regulation relating to insider dealing and/or market abuse;

(N)	the Executive becomes prohibited by law or is disqualified or is liable to be disqualified from being a director;

(O)	the Executive resigns as a director of the Company other than at the request of the Company; or

(P)	the Executive commits any other act warranting summary termination at common law including (but not limited to) any act justifying dismissal without notice in the terms of the Company’s generally-applicable Disciplinary Rules (receipt of a copy of which the Executive hereby acknowledges).

16.3	For the avoidance of doubt, the parties acknowledge that it shall not constitute a repudiatory breach of contract on the Company’s part entitling the Executive to resign and claim constructive dismissal if either:

(A)	the members of the Company in general meeting vote that the Executive be removed from office as a director of the Company; or

(B)	the Executive, upon retiring as a director by rotation pursuant to the Articles of Association of the Company, is not re-elected by members of the Company in general meeting.

16.4	The employment of the Executive shall automatically terminate on the day upon which the Executive reaches the age of State Retirement Age or such lower age as may be the Company’s normal retirement age for senior executives from time to time. No agreement which may be reached between the Company and the Executive for him to work past that age shall affect his normal retirement age.

16.5	The termination of the Executive’s employment hereunder for whatsoever reason shall not affect those terms of this Agreement which are expressed to have effect after such termination and shall be without prejudice to any accrued rights or remedies of the parties.

16.6	On the termination of the Executive’s employment, or at any other time in accordance with instructions given to him by the Company, the Executive will immediately return to the Company all equipment, correspondence, records, specifications, software, models, notes, reports and other documents and any copies thereof and any other property belonging to the Company (including but not limited to the Company car keys, credit cards, keys and passes) which are in the Executive’s possession or under her control. The Company may withhold any sums owing to the Executive on the termination of her employment until the obligations in this clause 12.4 have been complied with and if she does not comply with this clause 12.4, she shall be required to account to the Company for any resulting losses.

16.7	After notice of termination has been given by either party or if the Executive seeks to resign without notice or by giving shorter notice than is required under clause 3, provided that the Company continues to pay the Executive her basic salary, and to provide all contractual benefits until her employment terminates in accordance with the terms of this Agreement, the Company has absolute discretion for up to six months of the notice period to:

(A)	exclude the Executive from such of the premises of the Company and/or Group Company as the Board may direct;

(B)	instruct him not to communicate with suppliers, customers, employees, agents or representatives of the Company or Group Company; and/or

(C)	instruct him to perform some only or none of her duties under this Agreement.

16.8	During any such period during which the Company exercises its rights under clause 17.6, the Executive agrees to remain bound by all her contractual obligations owed to the Company under this Agreement (including for the avoidance of doubt but without limitation clause 13), as well as all common law duties owed by him to the Company as an employee, including without limitation her duty of care, fidelity, obedience and good faith.

17.	RESIGNATION OF OFFICES

The Executive shall immediately upon the earlier of termination of her employment or notice of termination being served by either party in accordance with this Agreement give written notice resigning forthwith as a director or trustee or from any other office she may hold from time to time with the Company and/or any Group Company or arising from her engagement by the Company and/or any Group Company without any further compensation.

18.	GRIEVANCE AND DISCIPLINARY PROCEDURES

18.1	In the event of the Executive wishing to seek redress of any grievance relating to her employment she should lay her grievance before the Company in writing, who will afford the Executive the opportunity of a full hearing before the Company or a committee of the Company whose decision on such grievance shall be final and binding.

18.2	In the event that any disciplinary action is to be taken against the Executive, any hearing in respect thereof will be conducted by such director of the Company as the Company may in its reasonable discretion nominate. If the Executive seeks to appeal against any disciplinary action taken against him she should do so to the Company submitting full written grounds for her appeal to the Chairman within seven days of the action appealed against. The decision of the Company or a delegated committee thereof shall be final and binding. For the avoidance of doubt, the Executive has no contractual right to either a disciplinary hearing or appeal.

18.3	The Company may in its absolute discretion suspend the Executive from some or all of her duties and from the Company and or require him to remain away from work during any investigation conducted into an allegation relating to the Executive’s conduct or performance.

19.	INVENTIONS AND IMPROVEMENTS

19.1	For the purposes of this clause 15 the following words and expressions shall have the following meanings:

“Intellectual Property Rights” means any intellectual property, including without limitation, trade mark, service mark, business name, company name, trade name, Invention, patent, utility model, copyright, database right, design right (whether registered or unregistered), semiconductor topography right, know-how, trade secret, get-up, logo, slogan, internet domain name, e-mail address, information technology and any right and form of protection of a similar or analogous nature (whether registered or unregistered) or having similar effect to any of the foregoing and applications for any such rights, as may exist anywhere in the world.

“Invention” means any new or improved program, computer software (source and object code), method, idea, concept, experimental work, theme, invention, discovery, process, model, formula, prototype, sketch, drawing, plan, composition, design, configuration, improvement or modification of any kind conceived, developed, discovered, devised or produced by the Executive alone or with one or more others during his employment under this Agreement and which pertains to or is actually or potentially useful to the activities from time to time of the Company or any product or service of the Company or which pertains to, or results from any work which the Executive or any other employee of the Company may do hereafter during his employment under this Agreement for the Company.

19.2	The Executive shall promptly disclose and deliver to the Company in confidence full details of each Invention (whether or not the Executive considers that by virtue of section 39 Patents Act 1977 rights to such Invention fail to vest in the Company) to enable the Company to determine whether rights to such Invention vest in the Company, upon the making, devising or discovering of the same and shall at the expense of the Company give all such explanations, demonstrations and instructions as the Company may deem appropriate to enable the full and effectual working, production and use of the same. To the extent that by virtue of section 39 Patents Act 1977 rights to such Invention vest in the Executive the Company shall return to the Executive any documentation provided by the Executive pursuant to this clause 19.2 and the Company shall keep such details confidential unless or until such time as such details are in or enter the public domain, other than by a breach of this Agreement.

19.3	The Executive hereby assigns (in so far as title has not automatically vested in the Company through the Executive’s employment under this Agreement) to the Company with full title guarantee by way of future assignment all copyright, database right, design right and other similar rights for the full terms (including any extension or renewals thereof) thereof throughout the world in respect of all works, designs or materials (including, without limitation, source code and object code for software) originated, conceived, written or made by the Executive during the period of her employment under this Agreement (except only those works or designs originated, conceived, written or made by the Executive: (i) wholly outside her normal working hours under this agreement or (ii) which are wholly unconnected with any business activity undertaken or planned to be undertaken by the Company to hold unto the Company absolutely. The aforementioned assignment shall include the right to sue for damages and/or other remedies in respect of any infringement (including prior to the date hereof).

19.4	The Executive hereby irrevocably and unconditionally waives in favor of the Company any and all moral rights conferred on him by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 for any work in which copyright or design right is vested in the Company whether by this clause 19 or otherwise.

19.5	The Executive shall, without additional payment to him (except to the extent provided in section 40 Patents Act 1977, or any similar provision of applicable law) at the request and expense of the Company and whether or not during the continuance of her employment, promptly execute all documents and do all acts, matters and things as may be reasonably necessary or desirable to enable the Company or its nominee to obtain, maintain, protect and enforce any Intellectual Property Right vested in the Company (save only to the extent that any Intellectual Property Rights fail to vest in the Company by virtue of S39 Patents Act 1977) in any or all countries relating to the Intellectual Property Right and to enable the Company to exploit any Intellectual Property Right vested in the Company.

19.6	The Executive shall not do anything (whether by omission or commission) during her employment under this Agreement or at any time thereafter to affect negatively or imperil the validity of any Intellectual Property Right owned by the Company or its nominee, and in particular the Executive shall not disclose or make use of (except as reasonably necessary in the course of her normal duties) any Invention which is the property of the Company without the prior written consent of the Company. The Executive shall during or after the termination of her employment with the Company, at the request and expense of the Company, provide all reasonable assistance in obtaining, maintaining and enforcing the Intellectual Property Right or in relating to any proceeding relating to the Company’s right, title or interest in any Intellectual Property Right.

19.7	Without prejudice to the generality of the above clauses, the Executive hereby irrevocably authorizes the Company to appoint a person to be her attorney in her name and on her behalf to execute any documents and do any acts, matters, or things as may be necessary for or incidental to grant the Company the full benefit of the provisions of this clause 19.

19.8	The obligations of the Executive under this clause 19 shall continue to apply after the termination of her employment (howsoever terminated).

19.9	For the avoidance of doubt, nothing in this agreement shall oblige the Company to seek protect for or exploit any Intellectual Property Right.

20.	DATA PROTECTION

20.1	The Company will hold computer records and personnel files relating to the Executive. These will include the Executive’s employment application, references, bank details, performance appraisals, holiday and sickness records, salary review and remuneration details and other records(which may, where necessary, include sensitive data relating to the Executive’s health and data held for ethnic monitoring purposes). The Company requests such personal data for personnel, administration and management purposes and to comply with its obligations regarding the keeping of employee/worker records. The Executive’s right of access to this data is as prescribed by law.

20.2	The Executive hereby agrees that the Company may process personal data relating to him for personnel, administration and management purposes (including, where necessary, sensitive data relating to the Executive’s health and data held for ethnic monitoring purposes) and may, when necessary for those purposes, make such data available to its advisers, to parties providing products and/or services to the Company (including, without limitation, IT systems suppliers, pension, benefits and payroll administrators) to regulatory authorities (including the Inland Revenue), to any potential purchasers of the Company or its business (on a confidential basis) and as required by law. Further, the

Executive hereby agrees that the Company may transfer such data to and from Group Companies or subsidiaries, including any Group Companies or subsidiaries located outside the European Economic Area.

21.	GENERAL

21.1	No failure or delay by either party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by either party of any right, power or privilege hereunder preclude any further exercise thereof or the exercise of any other right, power or privilege.

21.2	The Executive shall have no claim against the Company in respect of the termination of her employment hereunder in relation to any provision in any articles of association, agreement, scheme, plan or arrangement which has the effect of requiring the Executive to sell, transfer or give up any shares, securities, options or rights at any price or which causes any options or other rights granted to him to become prematurely exercisable or to lapse by reason of her termination or because she has given or received notice of termination.

21.3	The Executive hereby irrevocably and by way of security appoints the Company now or in the future existing to be her attorney and in her name and on her behalf and as her act and deed to sign, execute and do all acts, things and documents which he is obliged to execute and do under the provisions of this Agreement (and in particular, but without limitation, clause 19) and the Executive hereby agrees forthwith on the request of the Company to ratify and confirm all such acts, things and documents signed, executed or done in pursuance of this power.

21.4	There are no collective agreements which affect the terms and conditions of the employment of the Executive hereunder.

21.5	Nothing in this Agreement is intended to confer any rights on any person not a party to this Agreement under the Contracts (Rights of Third Parties) Act 1999 and no consent of any such person shall be needed of the termination or amendment of this Agreement or any terms hereunder.

22.	NOTICES

22.1	Any notice or communication given or required under this Agreement may be served by personal delivery or by leaving the same at or by sending the same through the post addressed in the case of the Company to its registered office from time to time and in the case of the Executive to her aforesaid address or to the address provided from time to time by the Executive to the Company for the purposes of its employment records or by facsimile transmission.

22.2	Any notice sent by post shall be deemed to have been served 24 hours after the time of posting by first class mail and service thereof shall be sufficiently proved by proving that the notice was duly dispatched through the post in a pre-paid envelope addressed as aforesaid. In the case of facsimile transmission it shall be deemed to have been received when in the ordinary course of such transmission it would be received by the addressee or if transmitted after 5 p.m. or on a day that is not an ordinary business day on the next business day.

23.	EXTENT AND SUBSISTENCE OF AGREEMENT

This Agreement supersedes all other agreements other than those expressly referred to in this Agreement whether written or oral between the Company and the Executive relating to the employment of the Executive. The Executive acknowledges and warrants to the Company that she is not entering into this Agreement in reliance upon any representation not expressly set out herein.

24.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with English law and the parties agree to submit to the exclusive jurisdiction of the English Courts as regards any claim, dispute or matter arising out of or relating to this Agreement.

IN WITNESS whereof a duly authorized representative of the Company has executed this Agreement and the Executive has executed this Agreement as her Deed on the date of this Agreement.

/s/	21 November 2003

Capers W. McDonald	Date
President and Chief Executive Officer
BioReliance Corporation

/s/	26 November 2003

SIGNED and DELIVERED by the said	Date
Diane Morgan as her DEED in
the presence of:

Witness’ Signature

Witness’ Name

Address

Occupation

Copy: William Gedale, Chairman, Compensation Committee of the Board of Directors